EXHIBIT 99.3

September 26, 2007	PricewaterhouseCoopers LLP Chartered Accountants 111 5 Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 (403) 509 7500 Facsimile +1 (403) 781 1825

To:	The Securities Commission or

Similar Regulatory Authority in each of the Provinces of Canada.

We have read the statements made by Advantage Energy Income Fund in the attached copy of Change of Auditor Notice dated September 18, 2007, which we understand will be filed pursuant to Section 4.11 of the national Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated September 18, 2007.

Yours truly,

/s/  PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, AB

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.